Exhibit 11.1

 Statement regarding computation of per share earnings

The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Three Months Ended December 31,
	2010	2009

Net loss attributable to BellaVista Capital (numerator)	$(382,208)	$(482,247)
Shares used in the calculation (denominator)
Weighted average shares outstanding	11,171,433	11,171,433
Effect of diluted stock options	—	—
Diluted shares	11,171,433	11,171,433

Basic earnings per share	$(0.03)	$(0.04)

Diluted earnings per share	$(0.03)	$(0.04)